NexCen Brands, Inc.
1330 Ave. of the Americas
34th Floor
New York, NY 10019

September 11, 2008

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kathleen Collins

Re:	NexCen Brands, Inc.
Form 8-K Filed on August 21, 2008
File No. 0-27707

Ladies and Gentlemen:

I am General Counsel for NexCen Brands, Inc., a Delaware corporation (the “Company”).

As discussed via telephone with Kari Jin, Staff Accountant, we write to request a ten (10) business day extension of time to respond to the comments raised by the Securities and Exchange Commission (the “Commission”) set forth in your September 5, 2008 letter regarding the Company’s above-captioned Form 8-K filed on August 21, 2008.

We also note that the September 5, 2008 letter was addressed to Robert W. D’Loren. As the Company disclosed in its Form 8-K filed on August 19, 2008, Mr. D’Loren resigned from his position as a director, officer and employee of the Company effective August 15, 2008, and Kenneth J. Hall was appointed as the Company’s Chief Executive Officer. Finally, we respectfully ask that the following telecopier number be used for faxed communications to the Company: 212-247-7132.

Sincerely,

/s/ Sue J. Nam

Sue J. Nam

General Counsel